MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – September 2026

The Contact Employee and the Chief Compliance Officer information on "Applicant Data - Page 1" has been updated to reflect the new Chief Compliance Officer.

Updated Principal List to mirror NFA Principals – Section A

- Removed Mr Douglas Gordon Tucker (NFA ID: 0468780) from the NFA Principal list as he is no longer an NFA Principal.
- Added Ms Colleen Frances Stack (NFA ID:0581010) to the NFA Principal list.
- The total number of Principals remains unchanged at 16.